UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

Commission File Number 1-13175

VALERO ENERGY CORPORATION THRIFT PLAN

VALERO ENERGY CORPORATION
One Valero Way
San Antonio, Texas 78249

VALERO ENERGY CORPORATION THRIFT PLAN

All other supplemental schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable or not required.

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Valero Energy Corporation Benefit Plans Administrative Committee:

We have audited the accompanying statements of net assets available for benefits of the Valero Energy Corporation Thrift Plan (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i–Schedule of Assets (Held at End of Year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

San Antonio, Texas
June 26, 2014

VALERO ENERGY CORPORATION THRIFT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2013	2012
Assets
Investments:
Common stocks	$424,915,509	$311,959,328
Common/collective trusts	420,617,088	397,102,421
Mutual funds	537,864,652	431,996,117
Money market security	22,472,238	20,456,634
Self-directed investments	273,354,552	238,331,584
Total investments at fair value	1,679,224,039	1,399,846,084

Receivables:
Participant loans	40,393,778	40,712,543
Due from brokers for securities sold	1,167,523	321,351
Total receivables	41,561,301	41,033,894

Cash	850,027	363,049

Total assets reflecting all investments at fair value	1,721,635,367	1,441,243,027

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(417,216)	(2,772,542)

Net assets available for benefits	$1,721,218,151	$1,438,470,485

See Notes to Financial Statements.

VALERO ENERGY CORPORATION THRIFT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2013	2012
Investment income:
Interest income	$1,777,085	$2,019,424
Dividend income	49,312,099	28,605,224
Net appreciation in fair value of investments	329,822,656	213,450,972
Total investment income	380,911,840	244,075,620

Contributions:
Participant	73,811,863	68,847,860
Employer	41,547,608	37,253,947
Total contributions	115,359,471	106,101,807

Total additions	496,271,311	350,177,427

Deductions:
Withdrawals by participants	(144,354,483)	(105,625,601)
Total deductions	(144,354,483)	(105,625,601)

Net increase in net assets available for benefits before asset transfers	351,916,828	244,551,826

Asset transfers in from other plans:
Valero Energy Corporation Savings Plan	97,814	49,497
CST Brands, Inc. Savings Plan	214,686	—
Total asset transfers in from other plans	312,500	49,497

Asset transfers out to other plans:
Valero Energy Corporation Savings Plan	—	(453)
CST Brands, Inc. Savings Plan	(69,481,662)	—
Total asset transfers out to other plans	(69,481,662)	(453)

Net increase in net assets available for benefits	282,747,666	244,600,870

Net assets available for benefits:
Beginning of year	1,438,470,485	1,193,869,615
End of year	$1,721,218,151	$1,438,470,485

See Notes to Financial Statements.

VALERO ENERGY CORPORATION THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

General
The Valero Energy Corporation Thrift Plan (Thrift Plan) is a qualified profit-sharing plan covering certain of Valero Energy Corporation’s employees in the United States (U.S.). (See “Eligibility and Participation” below for a description of employees eligible for participation in the Thrift Plan.) The Thrift Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). As used in this report, the term “Valero” may refer, depending upon the context, to Valero Energy Corporation, one or more of its consolidated subsidiaries, or all of them taken as a whole.

A portion of the Thrift Plan is designated as an employee stock ownership plan (ESOP), as defined in Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the Code), and Department of Labor Regulation §2550.407d-6. The Thrift Plan is comprised of an ESOP portion and a non-ESOP portion. The ESOP portion consists only of investments in Valero common stock. A dividend payout feature allows participants to elect to receive dividends from Valero common stock in cash as taxable distributions or to continue to have such dividends reinvested in the Thrift Plan. The designation as an ESOP has no other effect on benefits under the Thrift Plan.

The description of the Thrift Plan included in these notes to financial statements provides only general information. Participants should refer to the plan document for a complete description of the Thrift Plan’s provisions.

Plan Administration
Valero is the plan sponsor. Valero is an international manufacturer and marketer of transportation fuels, other petrochemical products, and power. As of December 31, 2013, Valero employed approximately 10,000 employees and its assets included 16 refineries with a combined total throughput capacity of approximately 3.1 million barrels per day, ten ethanol plants with a combined production capacity of 1.2 billion gallons per year, and a 50-megawatt wind farm. Approximately 7,400 outlets carry the Valero, Diamond Shamrock, Shamrock, and Beacon brands in the United States and the Caribbean; Ultramar in Canada; and Texaco in the United Kingdom and Ireland. Valero is a Fortune 500 company based in San Antonio, Texas. Through April 30, 2013, Valero also sold refined products through a network of company-owned and leased retail sites in the U.S. and Canada. As further described under “Separation of the Retail Business,” Valero completed the separation of its retail business on May 1, 2013.

Valero’s common stock trades on the New York Stock Exchange under the symbol “VLO.”

The Valero Energy Corporation Benefit Plans Administrative Committee (Administrative Committee), consisting of persons selected by Valero, administers the Thrift Plan. The members of the Administrative Committee serve without compensation for services in that capacity. Bank of America, N.A. (BANA) is the trustee under the Thrift Plan and has custody of the securities and investments of the Thrift Plan through a trust. Merrill Lynch, Pierce, Fenner & Smith Incorporated, an affiliate of BANA, is the record keeper for the Thrift Plan.

VALERO ENERGY CORPORATION THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Eligibility and Participation
Valero’s U.S. employees are immediately eligible to participate in the Thrift Plan, except for renewables organization employees and through April 30, 2013, retail store employees and certain other retail employees. These excluded employees are eligible to participate in the Valero Energy Corporation Savings Plan (the Savings Plan), another plan sponsored by Valero. As further described under “Merger of the Savings Plan into the Thrift Plan,” the Savings Plan was merged into the Thrift Plan on June 2, 2014. In addition, employees at the Port Arthur and Memphis Refineries represented by the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union and its Local 13-423, and the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union and its Local 9-00631, respectively, are eligible to participate in the Premcor Retirement Savings Plan, another plan sponsored by Valero. Participation in the Thrift Plan is voluntary.

Separation of the Retail Business
On May 1, 2013, Valero completed the separation of its retail business by creating an independent public company named CST Brands, Inc. (CST) and distributing 80 percent of the outstanding shares of CST common stock to Valero’s stockholders. Each Valero stockholder received one share of CST common stock for every nine shares of Valero common stock held at the close of business on the record date of April 19, 2013. On November 14, 2013, Valero disposed of its 20 percent retained interest in CST.

The CST common stock held by the Thrift Plan as a result of this distribution was a frozen investment and no additional contributions or earnings could be made or allocated to acquire additional shares of CST common stock. Effective May 1, 2014, if a participant had an established self-directed investment account, then all whole CST shares were transferred in-kind to the participant’s self-directed investment account; partial shares were liquidated and the cash proceeds were invested based on the participant’s investment elections as of May 1, 2014. If a participant did not have a self-directed investment account, then all CST shares were liquidated and the cash proceeds were invested based on the participant’s investment elections as of May 1, 2014.

Merger of the Savings Plan into the Thrift Plan
Effective June 2, 2014, the Savings Plan was merged into the Thrift Plan and as a result of this merger, the Savings Plan ceased to exist as a separate plan. All Savings Plan participants (renewables organization employees) at the time of the merger became eligible to participate in the Thrift Plan. As Thrift Plan participants, renewables organization employees will receive the same benefits as other Thrift Plan participants. In addition, renewables organization employees will be eligible to receive discretionary profit-sharing contributions based on annual eligible compensation, as further described under “Contributions.” Assets transferred from the Savings Plan to the Thrift Plan on June 2, 2014 totaled $42,778,341.

Asset Transfers
Participants in the Thrift Plan who became employees of CST on May 1, 2013 were automatically transferred to the CST Brands, Inc. Savings Plan (CST Savings Plan) on May 1, 2013. In the case of a participant in the Thrift Plan who became an employee of CST after May 1, 2013 but before September 1, 2013, the participant’s account in the Thrift Plan was transferred to the CST Savings Plan effective the date of the participant’s transfer to CST. At the time of transfer to the CST Savings Plan, a participant became 100 percent vested in their employer matching contributions in the Thrift Plan. Assets transferred from the Thrift Plan to the CST Savings Plan during the year ended December 31, 2013, totaled $69,481,662.

VALERO ENERGY CORPORATION THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Assets transferred from the CST Savings Plan to the Thrift Plan during the year ended December 31, 2013 totaled $214,686, which related to former Thrift Plan participants who became employees of CST on or after May 1, 2013 that were subsequently reemployed by Valero during 2013.

In addition, asset transfers occurred between the Savings Plan and the Thrift Plan due to the transfer or reemployment of employees to or from retail store positions prior to May 1, 2013 and ethanol plant positions.

Contributions
Effective January 1, 2013, participants can make contributions of not less than 1 percent or more than 50 percent of their annual total salary immediately upon commencement of participation. Prior to January 1, 2013, the maximum participant contribution was limited to 30 percent of their annual total salary. Participants may change their contributions at any time. Annual total salary represents a participant’s annual base salary together with overtime pay, commissions, and all other forms of cash compensation other than annual performance bonus payments, bonus payments to employees represented by a collective bargaining agreement, and unused vacation pay.

Participants elect to make pre-tax, after-tax and/or designated Roth 401(k) contributions to the Thrift Plan. Any employee may make rollover contributions and eligible Roth 401(k) rollover contributions to the Thrift Plan. Former employees who retain an account balance under the Thrift Plan and who have received or who are eligible to receive a distribution from a defined benefit pension plan sponsored by Valero are also eligible to make a rollover contribution to the Thrift Plan. For the years ended December 31, 2013 and 2012, rollover contributions totaled $3,876,243 and $2,982,878, respectively, and are included in participant contributions.

The Code establishes an annual limitation on the amount of individual pre-tax and/or Roth 401(k) salary deferral contributions. This limit was $17,500 and $17,000 for the years ended December 31, 2013 and 2012, respectively. Participants who attained age 50 before the end of the year are eligible to make catch-up contributions of up to $5,500 for each of the years ended December 31, 2013 and 2012. All or any portion of an eligible participant’s catch-up contribution can be designated as a Roth 401(k) catch-up contribution.

Effective July 1, 2013, Valero makes an employer contribution equal to $1.00 for every $1.00 of a participant’s contributions up to 7 percent of annual total salary. Prior to July 1, 2013, the employer contribution was equal to $1.00 for every $1.00 of a participant’s contributions up to 6 percent of annual total salary. All employer contributions are made in cash and are invested according to the investment options elected for the participant contributions.

Effective June 2, 2014, Valero, at the discretion of the Valero Energy Corporation Board of Directors or such other party as designated by such Board, may make profit-sharing contributions to the Thrift Plan to be allocated to the accounts of all eligible renewables organization employees.

Participant Accounts
Individual accounts are maintained for each participant. Each participant’s account is adjusted to reflect participant contributions, employer contributions, withdrawals, income, expenses, gains, and losses attributable to the participant’s account.

VALERO ENERGY CORPORATION THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Vesting
Participants are vested 100 percent in their individual participant contribution accounts at all times. Participants vest in their employer matching contribution accounts at the rate of 20 percent per year and are 100 percent vested after five years of continuous service.

Continuous service begins the first day for which an employee is paid and terminates on the date of the employee’s retirement, death, or other termination from service. If an employee’s employment is terminated and the employee is subsequently reemployed within 12 months, the period between the severance from service and the date of reemployment is generally included in continuous service for vesting purposes. If the employee is not reemployed within one year after a severance from service date, the employee is deemed to have incurred a break in service.

Forfeitures
The Thrift Plan provides that if a participant incurs a break in service prior to becoming vested in any part of his employer account, the participant’s prior continuous service will not be disregarded for purposes of the Thrift Plan until the break in service equals or exceeds five successive years. Upon a participant’s termination of employment for other than death, total and permanent disability, or retirement on or after age 65, the nonvested portion of the participant’s employer account is forfeited upon distribution. In the event the participant is reemployed prior to incurring a break in service of five successive years, any amounts forfeited under this provision may be reinstated.

Valero’s employer contributions are reduced by any forfeited nonvested accounts of terminated participants and increased by the value of prior forfeited nonvested accounts for participants who are rehired within five years from date of termination. Employer contributions for the years ended December 31, 2013 and 2012 were reduced by $325,000 and $250,000, respectively, from forfeited nonvested accounts. As of December 31, 2013 and 2012, forfeited nonvested accounts available to reduce future employer contributions or plan administrative expenses were $70,410 and $22,316, respectively.

Investment Options
Participants direct the investment of 100 percent of their participant contributions and may transfer existing account balances into any of the investment options offered. These investment options include Valero common stock, common/collective trusts, mutual funds, a money market security, and other self-directed investments.

Participants may not designate more than 20 percent of their contributions to be invested in Valero common stock. Transfers into Valero common stock will not be permitted to the extent a transfer would result in more than 50 percent of the aggregate value of the participant’s account being invested in Valero common stock.

If a participant wishes to transfer assets from the Federated Capital Preservation Fund to the money market security or to any self-directed investment options, then the proceeds from the sale of the Federated Capital Preservation Fund will be transferred into another of the Thrift Plan’s core investment options for 90 days before purchasing shares of the money market security or directing the proceeds into self-directed investment options.

VALERO ENERGY CORPORATION THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Withdrawals and Distributions
Participants may make the following types of withdrawals of all or part of their respective accounts:

•	one withdrawal during any six-month period from a participant’s after-tax account and rollover contribution account with no suspension of future contributions;

•
upon completion of five years of participation in the Thrift Plan, one withdrawal from a participant’s after-tax account and employer account, with a similar withdrawal allowed 36 months after the date of a previous withdrawal under this provision, with no suspension of future contributions;

•	upon reaching age 59½, one withdrawal during any six-month period from a participant’s account and employer account; or

•
upon furnishing proof of financial necessity, one withdrawal during any six-month period from a participant’s account and the vested portion of the employer account, but, for withdrawals of pre-tax amounts, not to exceed the aggregate amount of the participant’s pre-tax contributions. Individuals who receive a withdrawal for financial necessity will be suspended from making contributions to the Thrift Plan for a period of at least six months.

Upon a participant’s death, total and permanent disability, or retirement on or after age 65, the participant or the beneficiary of a deceased participant is entitled to a distribution of the entire value of the participant’s account and employer account regardless of whether or not the accounts are fully vested. Upon a participant’s termination for any other reason, the participant is entitled to a distribution of only the value of the participant’s account and the vested portion of the participant’s employer account. Distributions resulting from any of these occurrences may be received in a single sum in whole shares of Valero common stock and cash, or entirely in cash. Alternatively, a participant or beneficiary may elect to receive this distribution in the form of equal monthly installments over a period not exceeding the lesser of (i) five years or (ii) the participant’s life expectancy or the joint life expectancy of the participant and the participant’s designated beneficiary. In addition, when the value of a distribution to a participant exceeds $1,000, the distribution may be made prior to the participant attaining age 65 only with the participant’s consent.

Terminated participants may elect to have the Thrift Plan trustee hold their accounts for distribution to them at a date not later than April 1 of the calendar year after which they attain age 70½. In this event, terminated participants continue to share in the income, expenses, gains, and losses of the Thrift Plan until their accounts are distributed.

The Thrift Plan allows participants who are called to active duty military service and who are on military leave for a period of 179 days or more to make withdrawals of all or any portion of their account.

Participant Loans
Participants may borrow a minimum of $500. The maximum loan amount a participant may have outstanding is restricted to the lesser of:

(a)
$50,000, reduced by the excess of (i) the highest outstanding balance of the participant’s loans during a one-year period over (ii) the participant’s then currently outstanding loan balance of all participant loans on the day any new loan is made, or

(b)	one-half of the current value of the participant’s vested interest in his Thrift Plan accounts.
The term of any loan may not exceed five years unless the loan is for the purchase of a participant’s principal residence, in which case the term of the loan shall not exceed 15 years. The balance of the participant’s account and vested portion of his employer account serve as security for the loan. Loans bear interest at a

VALERO ENERGY CORPORATION THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

reasonable rate as established by the Administrative Committee, presently at prime plus 1%. As of December 31, 2013, interest rates on outstanding participant loans ranged from 4.25% to 10.5% and maturity dates ranged from January 2014 to January 2029. Loan repayments of principal and interest are made through payroll deductions or as otherwise determined. Participants may have two loans outstanding under the Thrift Plan at any time.

Plan Expenses
Plan administrative expenses are paid by Valero, either directly or through the application of forfeited nonvested accounts. Valero also provides certain other services at no cost to the Thrift Plan. Investment expenses relating to individual participant accounts, such as investment management expenses, have been deducted from interest income or dividend income. Individual participant transaction fees, such as overnight delivery fees and redemption fees, are deducted from the respective participant’s account and are included in withdrawals by participants.

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements of the Thrift Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP).

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Thrift Plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Management has evaluated events that occurred after December 31, 2013 through the date these financial statements were available to be issued on June 26, 2014. Any material subsequent events that occurred during this time have been properly recognized or disclosed in these financial statements.

Significant Accounting Policies
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts of assets and changes therein reported in the financial statements and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments
The Thrift Plan’s investments are stated at fair value as described in Note 4.

Income Recognition
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

VALERO ENERGY CORPORATION THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Net appreciation (depreciation) in fair value of investments consists of net realized gains and losses on the sale of investments and net unrealized appreciation (depreciation) of investments.

Participant Loans
Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are expensed when they are incurred and are reflected in withdrawals by participants. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. A participant loan that has been defaulted upon and not cured within a reasonable period of time may be deemed a distribution from the Thrift Plan. The participant loan balance is reduced and withdrawals to participants are increased after the participant makes final withdrawal from the Thrift Plan.

Withdrawals by Participants
Withdrawals by participants are recorded when paid.

Risks and Uncertainties
The Thrift Plan’s investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

3.	INVESTMENTS

Investments that represent 5 percent or more of the Thrift Plan’s net assets available for benefits are as follows:

	December 31,
	2013	2012
Valero Energy Corporation common stock	$395,207,713	$311,959,328
Federated Capital Preservation Fund (contract value of $144,534,086 and $157,351,761)	144,951,302	160,124,303
American Funds EuroPacific Growth Fund	110,895,913	99,534,894
American Funds Growth Fund of America	110,201,736	83,086,821
Pioneer Bond Fund *	73,005,371	76,728,856
_______________

*	As of December 31, 2013, this investment was less than 5 percent of the Thrift Plan’s net assets available for benefits but is shown in this table for comparative purposes only.

The Thrift Plan’s investment in shares of Valero common stock represents 23.5 percent and 22.3 percent of total investments at fair value as of December 31, 2013 and 2012, respectively. The closing price for Valero common stock was $50.40 and $34.12 on December 31, 2013 and 2012, respectively. As of June 20, 2014, the closing price for Valero common stock was $57.36.

VALERO ENERGY CORPORATION THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

During the years ended December 31, 2013 and 2012, the Thrift Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Years Ended December 31,
	2013	2012
Common stocks:
CST Brands, Inc.	$17,490,359	$—
Valero Energy Corporation	153,224,684	125,807,516
Common/collective trusts	44,037,292	26,979,329
Mutual funds	79,455,496	44,157,876
Self-directed investments:
Common stock	30,865,694	12,464,551
Corporate bonds	(51,413)	524,938
Government bonds	(18,957)	2,642
Mutual funds	4,822,069	3,494,437
Preferred stock	(2,568)	19,683
Net appreciation in fair value of investments	$329,822,656	$213,450,972

For the years ended December 31, 2013 and 2012, dividend income included $7,135,001 and $6,277,542, respectively, of dividends paid on Valero common stock.

Certain events could limit the ability of the Thrift Plan to transact at contract value with the issuers of the contracts held by the Federated Capital Preservation Fund. These events include, but are not limited to, layoffs, bankruptcy, plant closings, plan termination, mergers, and early retirement incentives. These events may cause liquidation of all or a portion of a contract at a market value adjustment. As of December 31, 2013, the occurrence of any of these events, which could limit the Thrift Plan’s ability to transact at contract value with participants, is not considered probable.

VALERO ENERGY CORPORATION THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

4.	FAIR VALUE MEASUREMENTS

A fair value hierarchy (Level 1, Level 2, or Level 3) is used to categorize fair value amounts based on the quality of inputs used to measure fair value. Accordingly, fair values determined by Level 1 inputs utilize unadjusted quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability. Level 3 inputs are unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date. The Thrift Plan uses appropriate valuation techniques based on the available inputs to measure the fair values of its applicable assets and liabilities. When available, the Thrift Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.

The valuation methods used to measure the Thrift Plan’s financial instruments at fair value are as follows:

•
Common stocks, mutual funds, and self-directed investments are measured at fair value using a market approach based on quotations from national securities exchanges and are categorized in Level 1 of the fair value hierarchy.

•	The money market security represents interest-bearing cash and is therefore categorized in Level 1 of the fair value hierarchy.

•
Common/collective trusts are stated at fair value as determined by the issuers of the funds based on the fair values of the underlying assets and are categorized in Level 2 of the fair value hierarchy. However, the fair value of the Federated Capital Preservation Fund, which primarily holds investments in fully benefit-responsive contracts, is calculated by the issuer using a discounted cash flow model, which considers (i) recent fee bids as determined by recognized dealers, (ii) discount rate, and (iii) the duration of the underlying portfolio securities. The fair value of the Thrift Plan’s investment in the Federated Capital Preservation Fund is based on its proportionate ownership of the underlying investments. There are no imposed restrictions as to the redemption of these investments.

VALERO ENERGY CORPORATION THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

The tables below present information about the Thrift Plan’s assets measured at fair value on a recurring basis and indicate the fair value hierarchy of the inputs utilized to determine the fair values as of December 31, 2013 and 2012.

	Fair Value Measurements Using			Total as of December 31, 2013
	Level 1	Level 2	Level 3
Common stocks:
CST Brands, Inc.	$29,707,796	$—	$—	$29,707,796
Valero Energy Corporation	395,207,713	—	—	395,207,713
Common/collective trusts:
Federated Capital Preservation Fund	—	144,951,302	—	144,951,302
LifePath Index Funds	—	190,447,688	—	190,447,688
SSgA S&P 500 Index Fund	—	71,171,690	—	71,171,690
Victory Small Cap Value Collective Fund	—	14,046,408	—	14,046,408
Mutual funds:
Bond funds	73,005,371	—	—	73,005,371
Foreign funds	110,895,913	—	—	110,895,913
Large-cap funds	266,185,079	—	—	266,185,079
Mid-cap funds	54,113,325	—	—	54,113,325
Small-cap funds	33,664,964	—	—	33,664,964
Money market security	22,472,238	—	—	22,472,238
Self-directed investments:
Common stock:
Domestic	129,322,943	—	—	129,322,943
Foreign American depositary receipts (ADRs)	7,450,284	—	—	7,450,284
Other common stock	45,092,642	—	—	45,092,642
Mutual funds:
Debt	9,641,149	—	—	9,641,149
Equity	25,042,752	—	—	25,042,752
Money market securities	54,772,816	—	—	54,772,816
Other self-directed investments	2,031,966	—	—	2,031,966
Investments at fair value	$1,258,606,951	$420,617,088	$—	$1,679,224,039

VALERO ENERGY CORPORATION THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

	Fair Value Measurements Using			Total as of December 31, 2012
	Level 1	Level 2	Level 3
Common stock:
Valero Energy Corporation	$311,959,328	$—	$—	$311,959,328
Common/collective trusts:
Federated Capital Preservation Fund	—	160,124,303	—	160,124,303
KeyBank Employee Benefit Small Cap Value Trust	—	9,697,163	—	9,697,163
LifePath Index Funds	—	169,149,414	—	169,149,414
SSgA S&P 500 Index Fund	—	58,131,541	—	58,131,541
Mutual funds:
Bond funds	76,728,856	—	—	76,728,856
Foreign funds	99,534,894	—	—	99,534,894
Large-cap funds	195,401,253	—	—	195,401,253
Mid-cap funds	36,392,830	—	—	36,392,830
Small-cap funds	23,938,284	—	—	23,938,284
Money market security	20,456,634	—	—	20,456,634
Self-directed investments:
Common stock:
Domestic	103,482,672	—	—	103,482,672
Foreign ADRs	6,843,788	—	—	6,843,788
Other common stock	36,911,539	—	—	36,911,539
Mutual funds:
Debt	11,816,698	—	—	11,816,698
Equity	20,787,612	—	—	20,787,612
Other	179,172	—	—	179,172
Money market securities	54,329,271	—	—	54,329,271
Other self-directed investments	3,980,832	—	—	3,980,832
Investments at fair value	$1,002,743,663	$397,102,421	$—	$1,399,846,084

There were no transfers between Level 1 and Level 2 for assets held as of December 31, 2013 and 2012.

VALERO ENERGY CORPORATION THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

5.	PARTY-IN-INTEREST TRANSACTIONS

Certain Thrift Plan investments are shares of common/collective trusts managed by an affiliate of BANA, the trustee of the Thrift Plan and a party-in-interest with respect to the Thrift Plan. In addition, the Thrift Plan allows for loans to participants and investment in Valero’s common stock. Valero, the sponsor of the Thrift Plan and a party-in-interest with respect to the Thrift Plan, provides accounting and administrative services at no cost to the Thrift Plan. These transactions are covered by an exemption from the “prohibited transactions” provisions of ERISA and the Code.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, Valero has the right under the Thrift Plan to terminate the Thrift Plan at any time subject to the provisions of ERISA. In the event of any termination of the Thrift Plan or complete discontinuance of employer contributions, participants would become 100 percent vested in their employer accounts. If the Thrift Plan were terminated, the Administrative Committee would direct the trustee to distribute the remaining assets, after payment of all Thrift Plan expenses, to participants and beneficiaries in proportion to their respective balances.

7.	TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the plan sponsor by a letter dated April 29, 2014, that the Thrift Plan is designed in accordance with applicable sections of the Code. Although the Thrift Plan has been amended since receiving the determination letter, the plan sponsor believes that the Thrift Plan is designed and is currently being operated in compliance with the applicable requirements of the Code, and therefore believes that the Thrift Plan is qualified and the related trust is tax-exempt. The plan sponsor believes the Thrift Plan is not subject to tax examinations for plan years prior to 2010.

VALERO ENERGY CORPORATION THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value but are adjusted to contract value for financial statement presentation. Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit requests that have been processed and approved for payment prior to December 31, but not paid as of that date. Deemed distributions of participant loans are recorded on the Form 5500 upon default by participants; such amounts continue to be reported as participant loans in the financial statements until the participants’ termination and actual distribution from the Thrift Plan.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	December 31,
	2013	2012
Net assets available for benefits per the financial statements	$1,721,218,151	$1,438,470,485
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	417,216	2,772,542
Amounts allocated to withdrawing participants	(849,917)	(362,926)
Deemed distributions of participant loans	(1,274,265)	(1,227,748)
Net assets available for benefits per the Form 5500	$1,719,511,185	$1,439,652,353

The following is a reconciliation of withdrawals by participants per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	Years Ended December 31,
	2013	2012
Withdrawals by participants per the financial statements	$144,354,483	$105,625,601
Amounts allocated to withdrawing participants as of end of year	849,917	362,926
Amounts allocated to withdrawing participants as of beginning of year	(362,926)	(467,347)
Benefits paid to participants per the Form 5500	$144,841,474	$105,521,180

VALERO ENERGY CORPORATION THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

The following is a reconciliation of investment income per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	Years Ended December 31,
	2013	2012
Investment income per the financial statements	$380,911,840	$244,075,620
Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of end of year	417,216	2,772,542
Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of beginning of year	(2,772,542)	(3,338,993)
Investment income per the Form 5500	$378,556,514	$243,509,169

The following is a reconciliation of deemed distributions of participant loans per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	Years Ended December 31,
	2013	2012
Deemed distributions of participant loans per the financial statements	$—	$—
Deemed distributions of participant loans as of end of year	1,274,265	1,227,748
Deemed distributions of participant loans as of beginning of year	(1,227,748)	(1,012,352)
Deemed distributions of participant loans per the Form 5500	$46,517	$215,396

VALERO ENERGY CORPORATION THRIFT PLAN
EIN: 74-1828067
Plan No. 002

Schedule H, Line 4i–Schedule of Assets (Held at End of Year)
As of December 31, 2013

	Identity of Issue/Description of Investment	Current Value
	Common stocks:
	CST Brands, Inc.	$29,707,796
*	Valero Energy Corporation	395,207,713
	Total common stocks	424,915,509
	Common/collective trusts:
	Federated Capital Preservation Fund	144,951,302
	LifePath Index 2015 Fund	12,143,670
	LifePath Index 2020 Fund	28,848,199
	LifePath Index 2025 Fund	37,282,010
	LifePath Index 2030 Fund	33,918,554
	LifePath Index 2035 Fund	24,975,411
	LifePath Index 2040 Fund	21,510,162
	LifePath Index 2045 Fund	14,283,278
	LifePath Index 2050 Fund	7,949,202
	LifePath Index 2055 Fund	2,809,363
	LifePath Index Retirement Fund	6,727,839
	SSgA S&P 500 Index Fund	71,171,690
	Victory Small Cap Value Collective Fund	14,046,408
	Total common/collective trusts	420,617,088
	Mutual funds:
	American Funds EuroPacific Growth Fund	110,895,913
	American Funds Growth Fund of America	110,201,736
	BlackRock Basic Value Fund, Inc.	73,222,041
	BlackRock Small Cap Growth Equity Fund	33,664,964
	Pioneer Bond Fund	73,005,371
	Vanguard Mid-Cap Index Fund (Investor Class)	54,113,325
	Vanguard PRIMECAP Fund (Admiral Class)	82,761,302
	Total mutual funds	537,864,652
	Money market security:
*	Retirement Bank Account	22,472,238
	Self-directed investments	273,354,552
*	Participant loans (interest rates range from 4.25% to 10.5%; maturity dates range from January 2014 to January 2029)	40,393,778
		$1,719,617,817
_________________________________
* Party-in-interest to the Thrift Plan.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Valero Energy Corporation Benefit Plans Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VALERO ENERGY CORPORATION THRIFT PLAN

	By	/s/ Donna M. Titzman
Donna M. Titzman
Chairman of the Valero Energy Corporation
Benefit Plans Administrative Committee
Senior Vice President and Treasurer, Valero Energy Corporation

Date: June 26, 2014